March 14, 2011

Via Edgar

Mr. Craig Slivka
Special Counsel
United States Securities and Exchange Commission
Division of Corporate Finance

Re:           Explore Anywhere Holding Corp. (the “Registrant”)
Form 8-K
Filed February 4, 2011
File No. 001-33933

Dear Mr. Slivka:

This letter shall confirm the telephone conversation held on March 14, 2011, between you and Mr. W. Scott Lawler, legal counsel for the Registrant, concerning the SEC’s letter to Registrant dated February 24, 2011, with regards to the above-referenced Form 8-K. In such conversation Mr. Lawler, represented to you, on behalf of the Registrant, which the Registrant intends to file an amendment to such Form 8-K by Thursday, March 17, 2011, and that such amendment will include audited financial statements of ExploreAnywhere Inc. In response to such representation, you confirmed that filing such amendment by that date would be acceptable to the SEC.

Sincerely,

/s/ Bryan Hammond
Byrna Hammond

Explore Anywhere Holding Corp., 6150 West 200 South #3, Wabash, IN 46992